FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Summary of Decisions, Meeting of the Board of Directors, March 24, 2006

2.	Summary of Decisions, Meeting of the Board of Directors, March 28, 2006

3.	Summary of the Deliberations, Meeting of the Board of Directors, March 30, 2006

4.	Summary of the Deliberations, Meeting of the Board of Directors, April 12, 2006

5.	Convocation of Debenture Holders, April 12, 2006

6.	Proposal to be submitted to the Meeting of Holders of the Third Issue of Debentures, April 12, 2006

7.	Calendar of Corporate Events - 2006

8.	Extracts from the Minutes of the 364th Meeting of the Board of Directors

9.	Extracts from the Minutes of the 365th Meeting of the Board of Directors

10.	Extracts from the Minutes of the 367th Meeting of the Board of Directors

11.	Extracts from the Minutes of the 369th Meeting of the Board of Directors

12.	Extracts from the Minutes of the 374th Meeting of the Board of Directors

13.	Extracts from the Minutes of the 375th Meeting of the Board of Directors

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed Company – CNPJ 17.155.730/0001-64

Meeting of the Board of Directors

Summary of Decisions

In a meeting opened on March 24, 2006, the Board of Directors of Companhia Energética de Minas Gerais - CEMIG decided as follows:

1.               To authorize presentation of a new binding proposal for the acquisition of the shares held by EDF International S.A. in Light S.A.

2.               To authorize signing of an Undertaking for Transfer of Generating Assets and Option to Acquire Shares.

3.               To authorize signing of a Share Purchase Commitment Agreement and an Amendment to a Share Purchase Commitment Agreement.

4.               To authorize the giving of a guarantee to a financial institution.

5.               To authorize the presentation of a binding proposal for acquisition of shares in a thermal power generation plant.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed Company – CNPJ 17.155.730/0001-64

Meeting of the Board of Directors

Summary of Decisions

In a meeting held on March 28, 2006, the Board of Directors of Companhia Energética de Minas Gerais - CEMIG decided as follows:

1.               To grant annual paid leave to the Chief Energy Distribution and Sales Officer, for the periods April 3–12, 2006, July 10–21, 2006 and November 7–14, 2006.

2.               To grant annual paid leave to the Chief Planning, Projects and Construction Officer, for the periods May 2–12, 2006 and September 11–29, 2006.

3.               To change the period of annual paid leave of the Chief Energy Generation and Transmission Officer from the period 27–31 March to the period from April 17– 21, 2006.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed Company – Taxpayer ID No. 17.155.730/0001-64

Meeting of the Board of Directors

Summary of the Deliberations

The Board of Directors of the Companhia Energética de Minas Gerais – CEMIG, deliberated, during the meeting held on 03-30-2006, to authorize the presentation of an indicative and non-binding proposal to purchase a thermoelectric station.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed Company – Taxpayer ID No. 17.155.730/0001-64

Meeting of the Board of Directors

Summary of the Deliberations

At its meeting held on April 12, 2006 the Board of Directors of Companhia Energética de Minas Gerais – CEMIG made the following decisions:

1.              Authorization to re-present a preliminary non-binding proposal for the acquisition of a thermal electricity plant.

2.              Authorization to file an action for rescission, with application for preventive injunction, and opening of administrative proceedings for Exemption from Requirement for Tender for the contracting of a law office to conduct the said action.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ/MF Nº 17.155.730/0001-64

NIRE nº 313000401-27

CONVOCATION OF DEBENTURE HOLDERS

General Meeting of Holders of the 3rd Public Issue of Debentures by

Companhia Energética de Minas Gerais – Cemig,

in the amount of R$ 230,420,000.00

Holders of the 3rd Public Issue of debentures by COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG are hereby called to a General Meeting of Debenture Holders, to be held at 2 p.m. on April 27, 2006, at the head office of the Fiduciary Agent, at Rua Sete de Setembro 99, 24th floor, Rio de Janeiro, Brazil, to decide on the following proposals by the Issuing Company: (i) to ratify the alteration in the period established in Clause 7.1.(xi) from 120 (one hundred and twenty) days to 210 (two hundred and ten) days; and, (ii) to effect a further alteration in the period established in Clause 7.1.(xi) of the Issue Deed to 330 (three hundred and thirty) days.

Belo Horizonte, April 12, 2006

Flávio Decat de Moura

Chief Financial and Investor Relations Officer

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ/MF nº 17.155.730/0001-64

N.I.R.E. Nº 313000401-27

Proposal

Proposal to be submitted to the Meeting of Holders of the Third Issue of Debentures issued by Companhia Energética de Minas Gerais – Cemig, to be held on April 27, 2006, at 2 PM, at the head office of Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda., the Fiduciary Agent for the Debenture Issue, at Rua Sete de Setembro 99, 24h floor, Rio de Janeiro, Rio de Janeiro State:

•                  To confirm the alteration of the period established in Clause 7.1 (xi) of the Issue Deed from 120 to 210 days; and

•                  To alter again the period established in Clause 7.1 (xi) of the Issue Deed to 330 days, to read as follows:

“CLAUSE VII. – STOCKHOLDING RESTRUCTURING AND OBLIGATORY EXCHANGE OF DEBENTURES

7.1.(xi)  within 330 (three hundred and thirty) days after the transfer and/or grant (as applicable) of the respective electricity distribution concessions to the New Distribution Company, the New Distribution Company shall begin a public offering of distribution of debentures, with the objective of carrying out the obligatory exchange of the debentures for new debentures issued by the New Distribution Company, as established herein, duly registered with the CVM (Securities Commission) or, as the case may be, exempt from registration under Instruction 400/03, subject to compliance with the conditions established in items 7.2 and 7.3 below.”

Belo Horizonte, April 12, 2006

Flávio Decat de Moura

Chief Financial and Investor Relations Officer

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

CALENDAR OF CORPORATE EVENTS - 2006

Information About the Company

Name:	Companhia Energética de Minas Gerais – CEMIG

Head office address:	Av. Barbacena, 1200 – Bairro Santo Agostinho
30161-970- Belo Horizonte – MG, Brazil

Web address	www.cemig.com.br

Finance, Participations and Investor Relations Director	Name: Flávio Decat de Moura
E-mail: flaviodecat@cemig.com.br
Telephone: 55-31-3299-4903
Fax: 55-31-3299-3832

Newspapers and other publications where corporate acts are	Minas Gerais – in Belo Horizonte/MG
published	O Tempo – in Belo Horizonte/MG
Gazeta Mercantil – in São Paulo/SP

Annual Balance Sheets and Consolidated Balance Sheets for year ending on 12/31/2005.

Event	Date
Submission to CVM and the São Paulo Stock Exchange	03/10/2006
Availability to shareholders	03/10/2006
Publication	04/19/2006

Standard Balance Sheets for year ending on 12/31/2005

Event	Date
Submission to CVM and the São Paulo Stock Exchange	03/09/2006

Annual Information for year ending on 12/31/2005

Event	Date
Submission to the São Paulo Stock Exchange	05/26/2006

Quarterly Information

Event	Date
Submission to the São Paulo Stock Exchange
• for First Quarter	05/15/2006
• for Second Quarter	08/14/2006
• for Third Quarter	11/14/2006

Annual General Shareholders’ Meeting

Event	Date
Submission of Public Announcement of AGM to the São Paulo Stock Exchange together
with the Administration Proposal.	03/13/2006
Publication of the Public Announcement of AGM	03/14/2006
Annual General Shareholders’ Meeting date	04/28/2006
Submission of the primary decisions of the AGM to the São Paulo Stock Exchange	04/28/2006
Submission of the minutes of the AGM to the São Paulo Stock Exchange	05/08/2006

Public Meeting with Analysts

Event	Dates/Locations
Presentation of Results 2005	03/09/2006	CEMIG
Public meeting with analysts, open to other	03/14/2006	APIMEC, Belo
interested parties.	06:00 p.m.	Horizonte – MG
Public meeting with analysts, open to other	03/15/2006	ABAMEC, Rio de
interested parties.	05:00 p.m.	Janeiro - RJ
Public meeting with analysts, open to other	03/16/2006	APIMEC, Rio de
interested parties.	08:30 a.m.	Janeiro – RJ
Public meeting with analysts, open to other	03/17/2006	APIMEC, Brasília –
interested parties.	08:30 a.m.	DF
Public meeting with analysts, open to other	03/28/2006	APIMEC, São Paulo –
interested parties.	08:00 a.m.	SP
Public meeting with analysts, open to other	03/28/2006	APIMEC,
interested parties.	06:30 p.m.	Florianópolis - SC
Public meeting with analysts, open to other	03/29/2006	APIMEC, Porto
interested parties.	12:30 a.m.	Alegre - RS

Corporate action: cash payments to stockholders from allocation of net profit for the business year ending 31/12/2005

Cash benefits	Date of decision	Event	Amount, common stock (R$)	Amount, preferred stock (R$)	Amount, R$ million	Start of payment	Remarks
DIVIDEND	30/12/2005	Meeting of Board of Directors	5.534143888	5.534143888	897	27/01/2006

INTEREST ON EQUITY	21/12/2005	Meeting of Board of Directors	0.96862942	0.96862942	157		•Payment in two installments: 1st installment by 30/6 and 2nd installment by 30/12/06.

INTEREST ON EQUITY	27/10/2005	Meeting of Board of Directors	1.203074758	1.203074758	195		• Payment in two installments: 1st installment by 30/6 and 2nd installment by 30/12/06.

INTEREST ON EQUITY	29/06/2005	Meeting of Board of Directors	1.746000803	1.746000803	283		• Payment in two installments: 1st installment by 30/6 and 2nd installment by 30/12/06.

Meeting of the Board of Directors

Subject	Date
370[a] Board of Directors Meeting date	01/04/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	01/04/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	04/30/2006

AGENDA
Binding proposal for acquisition of stockholdings in transmission companies.

Meeting of the Board of Directors

Subject	Date
371[a] Board of Directors Meeting date	01/12/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	01/12/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	02/15/2006

AGENDA

1.               to authorize signing of the new version of the Fourth Amendment to the Contract to Assign the Outstanding Balance on the CRC (“Results Compensation”) Account, and also to submit to the Extraordinary General Meeting of Stockholders a proposal for homologation of the authorization to sign the new version of the said Fourth Amendment; and

2.               to ratify the declaration of the extraordinary dividends approved at the meeting held on December 7, 2005, in the amount of R$ 897 million, authorizing payment of this amount in a single payment to be made on January 27, 2006, it being the responsibility of the Executive Officers to comply with this period and to decide the locations and processes of payment; and that all stockholders inscribed in the Company’s Nominal Share Register on January 16, 2006, shall be entitled to this benefit, and that this declaration of dividends is to be conditional upon homologation, by Extraordinary General Meeting of Stockholders, of the decision of the Board of Directors on the signing of the new version of the Fourth Amendment to the Contract to Assign the Outstanding Balance on the CRC (“Results Compensation”) Account, between Cemig and the State of Minas Gerais. The assignment of the CRC credits to a Receivables Investment Fund (FIDC) has been authorized in the terms of the proposal for the Fourth Amendment re-examined and approved by this Board on January 12, 2006.

Meeting of the Board of Directors

Subject	Date
372[a] Board of Directors Meeting date	01/25/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	01/25/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	04/30/2006

AGENDA

1.               to approve the provision of a guarantee by Cemig in the first issues of debentures by Cemig GT and by Cemig D; and

i.                  to withdraw from the agenda the matter relating to authorization for opening of administrative tender proceedings, and for purchases and contracting of the necessary services, for implementation of the institutional plan of action for compliance with Brazilian Labor Ministry Regulation 10 (NR No. 10) – Safety In Electricity Facilities and Services.

Meeting of the Board of Directors

Subject	Date
373[a] Board of Directors Meeting date	02/10/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	02/10/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	04/30/2006

Preliminary agenda

1.               Granting of annual paid leave to the Chief Generation and Transmission Officer.

2.               Decisions on the bids for the El Rodeo-Chena public electricity transmission concession, in Chile.

Meeting of the Board of Directors

Subject	Date
374[a] Board of Directors Meeting date	02/13/2006 up 02/14/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	02/14/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	04/07/2006

Preliminary agenda

1.               to approve a new model for economic valuation of electricity transmission concession holders, and that Cemig may present a new, final and definitive binding proposal;

2.               to authorize continuation of negotiations to establish criteria for possible partnership in transmission companies; and

3.               to authorize the filing of lawsuits of a preventive nature against fiscal execution: application for an order of mandamus, with request for interim relief, or an action to annul a fiscal debit, with suspension of demandability of a tax credit, or application for stay of execution, according to circumstances. The Executive Board shall be responsible for authorizing the contracting of an external law office to file and proceed with this action.

Meeting of the Board of Directors

Subject	Date
375[a] Board of Directors Meeting date	02/20/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	02/20/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	04/07/2006

Agenda

To approve the technical feasibility study providing the grounds for recording of deferred tax credits in the company’s accounts, in compliance with CVM Instruction 371, of June 27, 2002.

Meeting of the Board of Directors

Subject	Date
376[a] Board of Directors Meeting date	02/23/2006 up 02/24/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	02/24/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	04/30/2006

Agenda

1.               To authorize the giving of a corporate guarantee in relation to the Contract for Payment Undertakings and Assumption of Debt signed between Empresa de Infovias S.A. and MBK Furukawa Sistemas S.A., in which Cemig, AES Força Empreendimentos Ltda. and Unibanco are assenting parties, Cemig being the guarantor and principal payer in relation to Unibanco, in substitution of the guarantees and obligations contained in the said contract;

2.               To authorize signing of the first amendment to the financing contracts for substitution of guarantees and obligations contained in the above-mentioned Contract for Payment Undertakings and Assumption of Debt;

3.               To authorize participation in the tender for the concession for provision of public electricity transmission service, including the construction, operation and maintenance of the transmission facilities of the El Rodeo-Chena transmission line, in Chile, subject to the conditions and procedures stated in Proposal for Decision by the Board (PRCA) 011/2006.

Meeting of the Board of Directors

Subject	Date
377[a] Board of Directors Meeting date	03/07/2006 up 03/08/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	03/08/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	04/30/2006

Agenda

1.               To approve the Report of Management and Financial Statements for the year 2005, and to submit them to the Annual General Meeting of Stockholders to be held in 2006.

2.               To submit a proposal for allocation of the company’s profit for the year 2005 to the Annual General Meeting of Stockholders to be held in 2006.

3.               To authorize the signing, together with Cemig D and Cemig GT, of the first amendment to the undertaking to assume debt made with Forluz.

4.               To authorize the payment, on a date to be set by the Executive Officers, of complementary dividends, in the amount of R$ 76,500,000.00, which corresponds to R$ 0,4719754821 per thousand shares, so as to ensure that stockholders whose names were in the company’s Nominal Share Register on June 10, 2004, September 8, 2004 and December 12, 2004 shall equitably receive the obligatory minimum dividends as approved in the Annual General Meeting held in 2005.

5.               To present a binding proposal for the acquisition of electricity generation and distribution companies in Brazil.

Meeting of the Board of Directors

Subject	Date
378[a] Board of Directors Meeting date	03/24/2006 up 03/282006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	03/28/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	04/30/2006

Agenda

1.               To authorize presentation of a new binding proposal for the acquisition of the shares held by EDF International S.A. in Light S.A.

2.               To authorize signing of an Undertaking for Transfer of Generating Assets and Option to Acquire Shares.

3.               To authorize signing of a Share Purchase Commitment Agreement and an Amendment to a Share Purchase Commitment Agreement.

4.               To authorize the giving of a guarantee to a financial institution.

5.               To authorize the presentation of a binding proposal for acquisition of shares in a thermal power generation plant.

Meeting of the Board of Directors

Subject	Date
379[a] Board of Directors Meeting date	03/28/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	03/29/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	04/30/2006

Agenda

1.               To grant annual paid leave to the Chief Energy Distribution and Sales Officer, for the periods April 3–12, 2006, July 10–21, 2006 and November 7–14, 2006.

2.               To grant annual paid leave to the Chief Planning, Projects and Construction Officer, for the periods May 2–12, 2006 and September 11–29, 2006.

3.               To change the period of annual paid leave of the Chief Energy Generation and Transmission Officer from the period 27–31 March to the period from April 17– 21, 2006.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed Company – Taxpayer No. 17.155.730/0001-64

Extract from the minutes of the 364th Meeting of the Board of Directors.

Date, time, and place: Beginning on 11-10-2005, at 10 AM, and beginning again on 11-16-2006, at 12 PM, at the main office, at Av. Barbacena, 1200 – 18th floor, Belo Horizonte - MG.

Presiding officers: President: Wilson Nélio Brumer / Secretary: Anamaria Pugedo Frade Barros.

Summary of events: I- The Board approved the minutes of this meeting. II- The Board authorized: a) the presentation to Goldman, Sachs & Co. of a preliminary and non-binding proposal to purchase up to 100% of the participation in EDF International S.A., in Light Serviços de Eletricidade S.A., and UTE Norte Fluminense S.A.; and, b) signing of an Memorandum of Understanding with Andrade Gutierrez Concessões S.A. and J.L. Alquéres Engenharia Consultiva Ltda. III – The Board cancelled the CRCA-050/2005. IV – The Board granted an annual remunerated leave, for the period of 11-16-2005 to 11-30-2005, to the Director of Finances, Participations, and Investor Relations; and for the period of 12-09-2005 to 12-29-2005, to the Superintendent. V- The Board re-ratified CRCA-003/2005, changing the annual leave period for the Director of Generation and Transmission from 01-02-2006 to 01-13-2006 to 01-30-2006 to 02-10-2006; and the CRCA-041/2005, changing the annual remunerated leave periods for the Director of Corporate Management, from 09-12 to 09-16-2005 and from 01-02 to 01-16-2006 to 12-19-2005 to 01-07-2006; the remaining terms of CRCAS 003/2005 and 041/2005 will remain unchanged. VI - Removal from the items to be discussed of the issue relative to hiring a financial institution to identify and develop a solution for the RCA credit issue. VII- The President; Vice-President; and Board Members Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Andréa Leandro Silva, and Aécio Ferreira Cunha; Directors Flávio Decat de Moura and Celso Ferreira; and, representatives of Banco Itaú BBA made comments on general and business issues of interest to the Company. Participants: Board Members Wilson Nélio Brumer, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Andréa Paula Fernandes Pansa, Alexandre Heringer Lisboa, Carlos Augusto Leite Brandão, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Nilo Barroso Neto, Andréa Leandro Silva, Francisco Sales Dias Horta, Fernando Lage de Melo, and Franklin Moreira Gonçalves; Flávio Decat de Moura and Celso Ferreira, Directors; representatives of Banco Itaú BBA; and, Anamaria Pugedo Frade Barros, Secretary.

Anamaria Pugedo Frade Barros

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed Company – Taxpayer ID No. 17.155.730/0001-64

Extract from the minutes of the 365th Meeting of the Board of Directors.

Date, time, and place: 07.12.05, at 10:00 AM, at the head office, at Av. Barbacena, 1200 – 18th floor, Belo Horizonte - MG.

Presiding officers: President: Wilson Nélio Brumer / Secretary: Anamaria Pugedo Frade Barros.

Summary of events: I- The Board approved: a) CEMIG’s issuing of Promissory Notes for public posting and distribution in the local capital market, under the terms of CVM Instruction # 134/90, and, as applicable, CVM Instruction 400/03, and with simplified registration under the terms of CVM Instruction 155/91, complying with these characteristics: Issuing value: nine-hundred million Reais; Amount and series: ninety Promissory Notes of single series will be issued; Nominal unit value: ten million Reais, on the issuing date; Form: nominative. The promissory notes will be issued physically and will be deposited at an institution that is licensed to render custody services; Remuneration: the Promissory Notes will be paid remuneration equivalent to the daily interest rate of the Inter-financial Deposit Certificates of one day, CDI “over extragroup,” expressed in annual percentages, based on two-hundred fifty two days, added of a spread equivalent to 1.70% a year, calculated and divulged daily by the CETIP – Câmara de Custódia e Liquidação, in the Informativo Diário, available at its website (http://www.cetip.com.br), and in the Gazeta Mercantil, national edition. The rates are calculated exponentially and cumulatively “pro rata temporis” according to consecutive business days, incurring on the Promissory Notes’ unit nominal value from the date of issuing to the due date; Due date: the Promissory Notes will be redeemed for their Unit Nominal Value added of the applicable remuneration and will be due one-hundred eighty eight days, beginning on the issuing date; Payment place: The Company will redeem the Promissory Notes at its main office, at a financial institution hired for this purpose or via the CETIP, as the case may be; Guarantee: the Promissory Notes will have no type of guarantee; b) the proposals made by the Vice-President, requesting the members of the Board of Directors authorize the President to call for Extraordinary General Assemblies to be held on 12-23-2005, at 10 AM, to deliberate on the homologation of the authorization of the signing of the Fourth Additive to the Term of Contract to Grant Credit for the Remaining RCA Balance, and at 5 PM, to deliberate on statutory changes; and, if the minimum mandatory “quorum” is not present, the President could continue to the second shareholder summon in the legal term; and, c) the minutes of this meeting. II- The Board authorized: a) the incorporation of a Corporation with a Specific Purpose (CSP), to be called Rio Minas Energia S.A., which will have Companhia Energética de Minas Gerais, Andrade Gutierrez Concessões S.A., and J. L. Alquéres Engenharia Consultiva Ltda., as its partners, each with one third of the joint stock; b) contracting Banco Itaú BBA, through a single contractual instrument, to develop the economic, financial, legal, corporate, and tax solution for the issue of the fiscal and tax impacts CEMIG suffered due to the long-term receivables the Company has with the Minas Gerais State Government resulting from the Agreement of Credit Cession from the Results to Compensate (RTC) Account and its Additives, as well as for the structuring coordination services from a Credit Right Investment Fund (RCIF) to host the RTC credits, and to place, in a firm guarantee system, its senior quotas with the market, with CEMIG’S co-obligation up to the sufficient amount to ensure the full payment of expenses and charges from the Fund and senior quota amortization and redemption, in the following conditions: Value on the issuing date: R$900 million in senior quotas; Placement system: Firm guarantee for all of the senior quotas (R$900 million); Senior quota redemption term: 10 years; Senior quota amortization and yield periodicity: half-yearly, in installments coinciding with the payments of dividends by CEMIG; Senior quota remuneration: CDI+1,7% a.a., base 252 days; Structuring commission: R$600,000.00, to be paid when the senior quotas are placed; Firm guarantee commission: 1% to be applied on the total of resources captured until the limit of the firm guarantee, including the remuneration to be paid to the Bank as a result of the selection of its proposal in the process regarding the invitation made through correspondence GF/OF–722/2005; development expenses: up to R$250,000.00; c) the Executive Board to adopt the remaining measures necessary for CEMIG to issue Promissory Notes for placement and public distribution in the local capital market, as mentioned in item I, subparagraph “a”, above; d) the signing of the Fourth Additive to the Term of Contract and Cession of the Remaining Balance of the Results to Compensate Account (RCA), between CEMIG and the State of Minas Gerais, under the terms of the minutes attached to the PRCA-073/2005, which were elaborated taking the “Master Plan 2005/2035 – Strategic CEMIG Planning – 2004 Edition / Bases for the Renegotiation of the Term of Contract for the Remaining Balance in the Result to Compensate Account – RCA” into consideration, which was approved by the Board of Directors according to RCIF-145/2004; and e) CEMIG’s cession, to the Credit Right Investment Fund-CRIF, which is being structured by Banco ItaúBBA, for the credits constituted by the Installments the State of Minas Gerais owes in the ambit of the Cession of the Remaining Balance of the Results to Compensate Account (RCA), for the value to be established based on the evaluation report validated by the auditor the Fund hires, which will be communicated to the Board of Directors in a timely manner, as well as for CEMIG’s subscription of the totality of the quotas that are subordinate to the mentioned Fund, for the value that involves the difference between the credit value and the total value of the senior quotas. III – The Council declared extraordinary dividends, totaling R$897 million, in a single installment to be made on the 4th working day after the date of the Extraordinary General Assembly that homologates the Board of Administration’s deliberation that authorized the signing of the Fourth Additive to the Term of the Contract of Cession of the Remaining Balance of the Results to Compensate Account (RCA), and it will be up to the Executive Board do observe this term and determine the payment locations and processes; all of the shareholders who have their names registered in the “Record Book for Nominative Shares” on 12-19-2005 will have the right to receive the above-mentioned value. The dividend statement efficacy will be conditioned to the Extraordinary General Assembly’s homologation of the Board of Administration’s deliberation on the Cession of the Remaining Balance of the Results to Compensate Account (RCA), between CEMIG and the State of Minas Gerais, and conditioned to the State of Minas Gerais’ agreement with the RCA credit cession to the Credit Right Investment Fund (RCIF) Banco Itaú BBA is structuring in order for it to be implemented. IV – The Board forwarded the following proposals to the

Extraordinary General Assembly: a) homologation of the Board of Administration’s deliberation on the authorization for the signing of the Fourth Additive to the Term of the Contract of Cession of the Remaining Balance of the Results to Compensate Account (RCA) between CEMIG and the State of Minas Gerais; and, b) authorization for the following statutory changes: 1) Confer the following writing to sole paragraph of article 1: “Art. (…) Sole paragraph – The activities provided for in this article may be carried out directly by CEMIG or through corporations it sets up, or in which it may come to participate as a majority or minority stockholder, by decision of the Board of Directors, as provided by State Laws no. 828, of December 14, 1951, no. 8.655, of September 18, 1984 and no. 12.653, of 4 de August de 2004.” 2) Include §§ 2, 3, 4, 5, and 6 in art. 11, with the following writing, with the sole paragraph becoming § 1: “Art. 11 – (...) § 1º – The Company’s Board of Directors and Executive Board’s structure and composition will be identical in the Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. subsidiaries, with the following exceptions: the Distribution and Commercialization Management Body will solely compose the Cemig Distribuição S.A. Integral Subsidiary, and the Generation and Transmission Management Body will solely compose the Cemig Geração e Transmissão S.A. Integral Subsidiary. § 2º - The Board of Directors and the Executive Board, while managing the Company, the Integral Subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., the controlled and allied companies and the consortia they participate in, whether directly or indirectly, must observe that which the Company’s Master Plan set out, particularly the dividends policy it provides for. § 3º - The Master Plan will contain the long-term strategic planning, the foundations, goals, objectives, and results to be pursued and reached by the Company and its dividend policy, respecting the commitments and requirements § 5, below, provides for. § 4º - The Master Plan will be reviewed annually by the Executive Board and Approved by the Board of Directors, and it will be reflected in all plans, projections, activities, strategies, investments and expenses incurred by the Company and its subsidiaries, controlled and allied companies, and in the consortia they participate in, whether directly or indirectly, including the Company’s Pluriannual and Strategic Plan and its Annual Budget. § 5º - While administering the Company and exercising the right to vote, the Board of Directors and the Executive Board will observe and comply, faithfully, with the following goals: a) maintain the Company’s consolidated indebtedness at a value equal or inferior to 2 (two) times the Company’s LAJIDA (profit before interest, taxes, depreciation, and amortization); b) maintain a consolidated indebtedness ratio measured by the net debt / net debt + net assets), limited to 40% (forty percent); c) limit the total resources aimed at capital investments, per fiscal year, to the maximum equivalent of 50% (fifty percent) of the Company’s LAJIDA, beginning in the 2008 fiscal year; d) only invest in distribution, generation, and transmission projects that offer internal minimum real return fees equal or above those foreseen in the Company’s Master Plan, except for legal obligations; and, e) maintain the expenses at the Cemig Distribuição Integral Subsidiary, or at any controlled corporation that distributes electricity, to totals that are not above those acknowledged in the tariff readjustments or revisions. § 6º – The goals established in § 5, above, with the advanced approval of the Board of Directors, may be surpassed for conjunctural reasons, up to the following limits: a) Company consolidated indebtedness at a value that is equal to or above 2.5 (two and a half times) the Company’s LAJIDA (profit before interest, taxes, depreciation, and amortization); b) the consolidated indebtedness ratio measured by the net debt / net debt + net assets), limited to 50%

(fifty percent);”. 3) Include paragraph “n” in article 17, with the following wording: “Art. 17 – (...) n) approve the Company’s Master Plan and its reviews, the Company’s Pluriannual and Strategic Plan and its reviews, and the Annual Budget.”. 4) Confer the following writing to the header and to §§ 1, 2, and 3 of art. 21: “Art. 21 – It is the responsibility of the Executive Committee to manage the Company’s daily business, in accordance with the Company’s Master Plan and Pluriannual and Strategic Plan and Annual Budget, prepared and approved in accordance with these By-laws. a) Company consolidated indebtedness at a value that is equal to or above 2.5 (two and a half times) the Company’s LAJIDA (profit before interest, taxes, depreciation, and amortization); b) the consolidated indebtedness ratio measured by the net debt / net debt + net assets), limited to 50% (fifty percent);”. a) the Company’s activities and strategies, including any project to build or expand generation, transmission, and distribution; b) the new investments and business opportunities, including the Company’s controlled and allied corporations; c) the values to be invested or otherwise contributed from self-owned or third-party resources; d) the return and profit rates to be obtained or generated by the Company. § 2 – The Company’s Annual Budget shall reflect the Company’s Pluriannual and Strategic Plan and, thus, the Master Plan, and shall detail operating revenues and expenses, costs and investments, cash flow, the amount to be allocated to the payment of dividends, investments from own or third-party funds and other data considered necessary by the Executive Committee. § 3 – The Company’s Pluriannual and Strategic Plan and the Annual Budget shall be prepared and updated annually, by the end of each financial year, to be valid as of the following financial year. Both shall be prepared under the coordination of the Finance, Participations and Investor Relations Director and shall be submitted to the Board of Executive Committee’s analysis and, after, the Board of Director’s approval.”.. 4) Give the following wording to paragraphs “b,” “c,” and “f” of § 4 in article 21: “Art. 21 – (...) § 4 - (...) b) approval of the Company’s Pluriannual and Strategic Plan, and of its revisions, including schedules, values, and the investment allocations foreseen in it and its forwarding to the Board of Directors; c) approval of the Annual Budget and its forwarding to the Board of Directors, as well as any investment or expense the approved Annual Budget does not provide for, for values below R$5,000,000.00 (five million Reais); (...) f) approve, through a proposal made to the Finance, Participation, and Investor Relations Director, the vote statements in the Integral Subsidiaries, controlled and allied corporations and in the consortia it participates in, whether directly or indirectly, when they deal with issues contemplated in the Annual Budget, in the Company’s Pluriannual and Strategic Plan or in the Master Plan, or which may affect their implementation or the dividends policy it provides for, and such exercise must, in all cases, observe these by-laws’ provisions;”. After the changes above have been registered at the State of Minas Gerais’ Trade Board, the Articles of Incorporation will go into effect with their new content. V – The President said Board Member José Luiz Alquéres manifested his interest in speaking, over the telephone, during this meeting, about issues related to hiring a financial institution to identify and develop a solution for the RCA credit issue and to structure the Credit Right Investment Fund, for the issuing of promissory notes/“commercial paper,” the signing of the Fourth Additive to the Term of the Contract of Cession of the Remaining Balance of the Results to Compensate Account (RCA), signed between the State of Minas Gerais and CEMIG, the extraordinary dividend statement, and the By-Laws alteration, as well as about summoning the Extraordinary General Assemblies to deliberate on these issues; the other Board Members agreed with this participation. VI-

Board Members Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Haroldo Guimarães Brasil, José Augusto Pimentel Pessoa, and Andréa Leandro Silva voted against the following issues: hiring a financial institution to identify and develop a solution for the RCA credit issue and to structure the Credit Right Investment Fund; issuing of promissory notes/“commercial paper,” signing the Fourth Additive to the Term of the Contract of Cession of the Remaining Balance of the Results to Compensate Account (RCA), signed between the State of Minas Gerais and CEMIG and its forwarding to the AGE for homologation; statement of extraordinary dividends; and By-Laws change; and, also, against the Vice-President’s proposal for the Board of Director’s members to authorize their President to summon Extraordinary General Assemblies to be held on 12-23-2005, at 10 AM, to deliberate about the signing the Fourth Additive to the Term of the Contract of Cession of the Remaining Balance of the Results to Compensate Account (RCA), and, at 5 PM to deliberate on the statutory changes, as well as against, if the minimum mandatory “quorum” was not reached, for the President to be able to proceed to the second shareholder summons within the legal term. VII – The President, the Vice-President; Board members Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Andréa Leandro Silva, Alexandre Heringer Lisboa, José Luiz Alquéres, Francisco Sales Dias Horta, and Maria Estela Kubitschek Lopes; Director Flávio Decat de Moura; and Superintendent Pedro Carlos Hosken Vieira made comments on general and business issues of interest to the Company. VIII – The Board Members defined the preliminary calendar of the Board of Directors’ meetings in 2006. Presences: Board Members Wilson Nélio Brumer, Djalma Bastos de Morais, Andréa Paula Fernandes Pansa, Alexandre Heringer Lisboa, Carlos Augusto Leite Brandão, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Nilo Barroso Neto, Andréa Leandro Silva, Francisco Sales Dias Horta, Fernando Lage de Melo, and Luiz Henrique de Castro Carvalho; Itamaury Teles de Oliveira, Audit Director; and Anamaria Pugedo Frade Barros, Secretary.

Anamaria Pugedo Frade Barros

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed Company – Taxpayer No. 17.155.730/0001-64

Extract from the minutes of the 367th Meeting of the Board of Directors.

Date, time, and place: 15.12.05, at 10:00 am, at the head office, at Av. Barbacena, 1200 – 18th floor, Belo Horizonte - MG.

Presiding officers: President: Wilson Nélio Brumer / Secretary: Anamaria Pugedo Frade Barros.

Summary of events: I- The Board approved: a) the CEMIG-SOX Project – Internal Control Certification to make the Company’s adherence to the Sarbanes-Oxley Law, sections 302 and 404, viable, authorizing the opening of the Administrative Process to Exempt the Bidding Process, as well as the direct contracting of Deloitte Touche Tohmatsu, for the term of three-hundred sixty days, and with SAP do Brasil Ltda., for the term of fourteen weeks, to render consultancy services to implement the solutions necessary to make the Project viable; and, b) the minutes of this meeting. II- The Board authorized: a) the hiring of the offices that were selected through the Administrative Bidding Process – Bid # MS/AS OS 4072, to render legal services in the areas of labor law, consumer debt collection and reimbursements, licensing bankruptcy credits and in a legal recovery suit, cutting power supply, maintaining and reintegrating ownership and special civil and criminal courts, for the term of twelve months, extendable, via an additive term, for up to sixty months, the cost of which will be prorated and appropriate between Cemig, Cemig D and Cemig GT, according to each company’s litigations and responsibilities; b) Cemig’s private simple debenture issuing to be subscribed by the State of Minas Gerais – 5th Cemig debenture issuing, on the following main bases: issuing institution: Cemig – total issuing value: twenty-two million five-hundred thousand Reais; form and type: nominative and booked, non-convertible into CEMIG shares, without preference or guarantee (subordinate debentures); number of debentures to be issued: two thousand, two-hundred fifty; unit nominal value; ten thousand Reais; serial number: single series, issuing date: date scheduled for dividend payment; due date: twenty-five years, beginning on the issuing date; amortization: the debentures will not be amortized, but, exceptionally, the redemption date may be anticipated in the event the State uses the prerogative dealt with in subparagraph “a”, clause 3, of the private agreement instrument signed between Cemig and the State of Minas Gerais, on 09-10-2001; interest rate: the debentures shall yield no interest; adjustment index: General Market Price Index – IGP-M, published by the Getúlio Vargas Foundation – FGV/SP, or, in its absence, the official equivalent index agreed on by the parts; placement: private; and, c) the Executive Board to enact the necessary measures to make the debenture issuing mentioned in item II, subparagraph “b”, above, possible and in order for the debt resulting from the issuing of the debentures in question to be fully borne by Cemig Geração e Transmissão S.A. III – Removal from the items of issues relative to the Budget Proposal for 2006 and the grant of RCA credit rights and quota subscription. IV – The Vice-President; Board members Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Haroldo Guimarães Brasil, José Augusto Pimentel

Pessôa, and Andréa Leandro Silva; Director Flávio Decat de Moura; and Superintendent Pedro Carlos Hosken Vieira made comments on general and business issues of interest to the Company. Participants: Board members Wilson Nélio Brumer, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Nilo Barroso Neto, Andréa Leandro Silva, Francisco Sales Dias Horta, and Luiz Henrique de Castro Carvalho; Flávio Decat de Moura, Director; Pedro Carlos Hosken Vieira, Superintendent; and, Anamaria Pugedo Frade Barros, Secretary.

Anamaria Pugedo Frade Barros

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed Company — Taxpayer No. 17.155.730/0001-64

Extract from the minutes of the 369th Meeting of the Board of Directors.

Date, time, and place: 29-12-05, at 2:30 PM, at the head office, at Av. Barbacena, 1200 – 18th floor, Belo Horizonte - MG.

Presiding officers: President: Wilson Nélio Brumer / Secretary: Anamaria Pugedo Frade Barros.

Summary of events: I- The Board approved the minutes of this meeting. II. The Board authorized the investment, in Companhia Transleste de Transmissão-TRANSLESTE, in the form of an advance for the future increase of capital, in the additional value of two million, three hundred ninety two thousand, two hundred fifty Reais, in currency, necessary for the full deployment of LT Montes Claros-Irapé and connected facilities, and this value must be submitted to CEMIG’s next Ordinary General Assembly, and to the CEMIG representatives in TRANSLESTE Statutory Agencies for the approval of the increase of the authorized joint stock of R$40 million to R$50 million. III – Removal from the items to be dealt with of the issue relative to the binding proposal for share acquisitions in transmission companies. IV – The Members of the Board authorize the Directors to ratify CEMIG’s intention to present a new proposal for the acquisition of shares in transmission companies on 05-01-2006, if this is duly approved by this Board during its next meeting. V – The Vice-President; Board members Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, and Andréa Leandro Silva; and Director Flávio Decat de Moura made comments on general and business issues of interest to the Company. Participants: Board Members Wilson Nélio Brumer, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Andréa Paula Fernandes Pansa, Alexandre Heringer Lisboa, Antônio Adriano Silva, Carlos Augusto Leite Brandão, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Nilo Barroso Neto, Andréa Leandro Silva, Luiz Henrique de Castro Carvalho, and Fernando Lage de Melo; Flávio Decat de Moura, Director; and Anamaria Pugedo Frade Barros, Secretary.

Anamaria Pugedo Frade Barros

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed Company — Taxpayer No. 17.155.730/0001-64

Extract from the minutes of the 374th meeting of the Board of Directors.

Date, time and place: started on February 13, 2006, at 4:00 pm, and re-started on February 14, 2006 at 12:00 noon, at the head offices, at Av. Barbacena, 1.200 – 18th floor, in Belo Horizonte-MG.

Presiding officers: Chairman: Djalma Bastos de Morais / Secretary: Anamaria Pugedo Frade Barros.

Summary of events: I – The Board approved: a) the new economic valuation modeling for electric power transmission concessionaires. The Company shall present a new binding proposal for the purchase of shareholder participations in electric power transmission concessionaires; and b) the minutes of this meeting. II- The Board authorized: a) the filing of preventive lawsuits against fiscal execution: preliminary injunction, with a request for a preliminary order, or action for annulment of fiscal debit, with a request for advance custody, with a view to suspending the requirement for payment of the tax credit; or, if the Public Treasury takes advance action, filing for a Stay of Execution; the Executive Committee being responsible for authorizing the Company’s Legal Superintendency to hire an outside law office specialized in tax matters, for the filing and accompanying of the lawsuit, by means of a Process for Non-requirement of a Public Tender; and b) the continuation of negotiations with a view to establishing the criteria for a possible partnership with electric power transmission concessionaires. III- The Chairman and the Members of the Board Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa and Andréa Leandro Silva commented on general matters and business of interest to the Company. Participants: Members of the Board Djalma Bastos de Morais, Andréa Paula Fernandes Pansa, Alexandre Heringer Lisboa, Carlos Augusto Leite Brandão, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Nilo Barroso Neto, Andréa Leandro Silva, Eduardo Lery Vieira, Fernando Lage de Melo, Francisco Sales Dias Horta, Guy Maria Villela Paschoal and Luiz Henrique de Castro Carvalho; and Anamaria Pugedo Frade Barros, Secretary.

Anamaria Pugedo Frade Barros

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed Company — Taxpayer No. 17.155.730/0001-64

Extract from the minutes of the 375th meeting of the Board of Directors.

Date, time and place: February 20, 2006, at 10:00 a.m., at the head offices, at Av. Barbacena, 1.200 — 18th floor, in Belo Horizonte-MG.

Presiding officers: Chairman: Djalma Bastos de Morais / Secretary: Anamaria Pugedo Frade Barros.

Summary of events: I – The Board approved: a) in compliance with CVM Instruction 371/2002, and with the Directive Plan being maintained, the Company’s Technical Feasibility Study – Tax Credit Compensation, which is the basis for the booking of the deferred tax credits included in the Financial Statements for the financial year of 2005, amounting to R$ 276,171,000; and b) the minutes of this meeting. II- The following matters were withdrawn from the agenda: those related to the substitution of guarantees for a financing contract between Empresa de Infovias S.A. and MBK Furukawa Sistemas S.A., with CEMIG, AES Força Empreendimentos Ltda. and Unibanco as consenting parties; the public tender for the award of the concession for the rendering of public power-transmission services, for the transmission installations of the El Rodeo– Chena Transmission Line in Chile; and the signing of a shareholder agreement to establish criteria for shareholder participation in transmission companies. III- The Chairman; the Members of the Board Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa and Andréa Leandro Silva; Executive Directors Flávio Decat de Moura and Celso Ferreira; the Manager Luiz Felipe da Silva Veloso; representatives of Hirashima & Associados, Pinheiro Neto Advogados, Engevix, Banco Itaú BBA, Motta Fernandes, Rocha Advogados, Towers Perrin e Arcadis Logos, Abdo e Associados; and attorney Letícia Vignoli Villela, all commented on general matters and business of interest to the Company. Participants: Members of the Board Djalma Bastos de Morais, Aécio Ferreira da Cunha, Andréa Paula Fernandes Pansa, Alexandre Heringer Lisboa, Antônio Adriano Silva, Carlos Augusto Leite Brandão, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Nilo Barroso Neto, Andréa Leandro Silva, Fernando Lage de Melo, Guy Maria Villela Paschoal and Luiz Henrique de Castro Carvalho; Itamaury Teles de Oliveira, Member of the Statutory Audit Committee; Flávio Decat de Moura and Celso Ferreira, Executive Directors; Luiz Felipe da Silva Veloso, Manager; representatives of Hirashima & Associados, Pinheiro Neto Advogados, Engevix, Banco Itaú BBA, Motta Fernandes, Rocha Advogados, Towers Perrin e Arcadis Logos, Abdo e Associados; Letícia Vignoli Villela, attorney; and Anamaria Pugedo Frade Barros, Secretary.

Anamaria Pugedo Frade Barros

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

	By:	/s/ Flávio Decat de Moura
		Name:	Flávio Decat de Moura
		Title:	Chief Financial Officer and Investor Relations Officer

Date: April 27, 2006